Exhibit 23.6

Consent of Independent Auditors

We consent to the incorporation by reference in this Amendment No. 2 to Registration Statement on Form S-4 (related to the proposed merger of VeraSun Energy Corporation and US BioEnergy Corporation) of VeraSun Energy Corporation of the following report:

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our report dated February 18, 2005, except for Notes 9 and 10, as to which the date is July 14, 2006, relating to our audit of the consolidated statements of operations, members’ equity and cash flows of United Bio Energy, LLC for the year ended December 31, 2004, which appear in the Annual Report on Form 10-K of US BioEnergy Corporation for the year ended December 31, 2006.

We also consent to the reference to our firm under the caption “Experts” in the Proxy Statement/Prospectus, which is part of this Registration Statement.

/s/ Kennedy and Coe, LLC

Wichita, Kansas
February 22, 2008